Mail-Stop 4561
							February 10, 2006

Via facsimile and U.S. Mail
Mr. Charles C. Huffman
President and Chief Executive Officer
Pelican Financial, Inc.
3767 Ranchero Drive
Ann Arbor, Michigan 48108

Re:    Pelican Financial, Inc.
                     Preliminary Proxy Statement
	         File No. 001-14986
                     Filed January 24, 2006

Dear Mr. Huffman:

      We have limited our review of your filing to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy
Questions and Answers, page 2
1. Revise the dissenters rights answer on page 3 to disclose the material steps that need to be taken to perfect the dissenters` rights, such as, must not vote for the merger, must notify the company prior to the vote that dissenters rights will be invoked, etc. In addition, add a cross-reference to the dissenters` rights section of the Summary on page 8 and expand the disclosures therein to provide a complete summary of the steps shareholders must take in order to perfect the dissenters` rights.

2. Revise the penultimate answer on page 3 to add a cross-reference to more complete disclosures that clarify what merger costs are being born by PFI that could exceed $3 million and what is involved in calculating the liabilities relating to the marine loan sale and when those liabilities will be determined.
3. In the last answer on page 3, please quantify the dollar amount involved in the option pay-outs and generally identify the optionholders as officers, directors, employees, affiliates, etc., as appropriate.
4. Revise to add a question and answer for the financial interests of officers and directors and disclose the aggregate dollar amount to be received for sale of their shares, cash-out of their options, including the dollar amount related to unvested options, and compensation agreement with change of control and/or severance arrangements.

Summary
Certain directors, officers and employees of PFI ..., page 7
5. Revise the bullets herein to quantify the aggregate dollar amount to be received and be more specific in naming those officers and directors. For example, which officers, directors and employees agreed to vote in favor? Which executives have severance agreements that will pay them $580,000?

The Merger
Background of the Merger, page 12
6. Clarify how the $31 million offer on August 26 became $27.7 million in aggregate consideration or otherwise changed during the negotiations. We note the price used for the fairness opinion was $27.7 million.
7. Revise the last paragraph on page 14 to disclose what part of Hovde`s fee is only payable upon consummation of the merger.
8. Provide the staff with a copy of Hovde`s boardbook.

Opinion of Hovde Financial, LLC, page 16
Aggregate Consideration, page 18
9. Clarify whether Hovde`s fairness opinion is supported by its analysis of select transactions.
10. The staff notes that the first bullet implies a Merger Consideration of $26,966,190 based on $6 per share and 4,494,365 shares. Explain why this is different from the $27.7 million the advisor assumed would be the aggregate cash consideration, as stated on page 18.

Merger Consideration, page 22
11. Revise to provide an estimate or a range for each individual cost mentioned in the first bullet. In addition, disclose in the first bullet the aggregate merger consideration as a dollar amount.
12. Clarify in the second bullet whether any restriction on the subsequent sale of returned marine loans exist. For example, can Pelican sell those returned loans at any price and therefore, prevent any reduction in the merger consideration or the need for the $.20 escrow?

Interests of Certain Persons in Matters To Be Acted Upon, page 39
13. Change the heading to clarify that these interests are financial and that the persons involved are insiders.
14. Disclose the amount to be paid for "in the money" options.
General Comments
15. The staff notes the Merger Agreement appears to have been amended on January 27, 2006. In this regard, add another Annex and include the amendment therein.
16. The staff notes no financial statements included or incorporated by reference. Please revise or advise.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3448.


						Sincerely,


						Jessica Livingston
					Senior Counsel
						Financial Services Group



CC:	Via U.S. Mail and Fax: (202) 572-8379
	Ed Lublin, Esq.
	Blank Rome LLP
      600 New Hampshire Avenue, NW
	Wash, DC 20037
Mr. C.C. Huffman
Pelican Financial, Inc.
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